Exhibit ii

Viking Customer Letter V5

Email Subject Line: ConvergeOne to be Acquired by CVC Capital Partners

Dear (FIRST NAME),

Today, ConvergeOne announced that it has entered into a definitive agreement to be acquired by CVC Capital Partners. CVC is a global private equity firm, the fourth largest in the world, specializing in long term investment approaches for companies in Europe, the Americas and Asia. Following the successful completion of this transaction, ConvergeOne will return to being a private company.

As a public company, ConvergeOne had multiple quarters of growth and success attracting new investor interest. CVC is fully supportive of ConvergeOne’s growth strategy and customer support model. Over 10,000 enterprise and mid-market customers trust ConvergeOne with collaboration, enterprise networking, data center, cloud and security solutions to achieve business outcomes. Our investments in cloud infrastructure and managed services provide transformational opportunities for customers to achieve financial and operational benefits with leading technologies.

Prior to becoming a public company, ConvergeOne was owned by private equity firms for 13 years. Returning to a privately held company brings us back to our roots, reinforcing our mission to create innovative solutions that give customers the experience they deserve.

Together, we are in the midst of change with cloud transformation, managed services and collaboration requirements to drive positive outcomes for your business. CVC provides the platform for long-term growth, investment and expansion to serve you today and for years to come.

The transaction is expected close by early 2019, subject to regulatory approval. Our business and relationship with you will continue as usual with no expected changes. If you have any questions, please reach out to your ConvergeOne team.

Sincerely,

JOHN F. LYONS

PRESIDENT, FIELD ORGANIZATION

convergeone.com